Exhibit 4.4
Private circulation
Deutsche Bank
Equity Plan
Plan Rules
Effective date – 1 February 2009

1. Purpose
The DB Equity Plan is intended to motivate key employees through participation in Deutsche Bank value creation and to align the interests of employees with those of the shareholders. The program fosters a common interest between shareholders and employees of the Bank, as well as a perceived sense of employee ownership through awards linked directly to the DB share price.
Participants in the Plan are selected at the discretion of the Committee. Participation during one Plan year does not guarantee future participation.
2. Definitions
2.1 For the purposes of the Plan, the following terms shall have the meanings indicated:
“Agreed Termination” means termination of a Participant’s employment with DB following the resolution of an employment-related dispute, resolved by the execution of a settlement, separation or compromise agreement containing, among other things, a full release of claims against DB by the Participant.
“Annual Award” means any Award referred to as an Annual Award in the Award Statement as part of “Value To Employee” (VTE).
“Award” means the award of Notional DB Shares made pursuant to this Plan and may be an Annual Award, New Hire Award or Retention Award.
“Award Date” means the effective date of an Award, as shown on the Award Statement.
“Award Statement” means the statement entitled Award Statement issued to a Participant under this Plan advising the Participant of, among other things, the type of Award (Annual, New Hire or Retention), the Award Value, the number of Notional DB Shares awarded, the Vesting Date(s) and any Performance Conditions of such Award or Tranche of such Award.
“Award Value” means the initial value of the Award in the currency as set out in the Award Statement.

“Cause” means in respect of the termination of the Participant’s employment by DB (i) any act or omission or series of acts or omissions that, when taken together or alone, constitute a material breach of the terms and conditions of employment, (ii) the conviction of the Participant by a competent court of law of any crime (other than minor motoring offences or offences of a similar nature that do not materially affect the business or reputation of DB), (iii) unlawful, unethical or illegal conduct, or any misconduct by the Participant in connection with the performance of their duties as an employee of DB or conduct by the Participant otherwise in violation of the terms of the DB employee handbook or other local policy or contractual documentation, (iv) knowingly failing or refusing to carry out specific lawful instructions from DB relating to material matters or duties within the scope of the Participant’s responsibilities for DB, (v) committing any act involving dishonesty, fraud, misrepresentation, or breach of trust, or (vi) the issuance of any order or enforcement action against the Participant or against DB by any regulatory body with authority over the conduct of business by DB that materially impairs a) the financial condition or business reputation of DB or b) the Participant’s ability to perform their assigned duties.
“Change of Control” means a change in the control of Deutsche Bank AG which shall occur if, by one or a series of transactions or events, a third party or a group of third parties acting together (directly or indirectly) acquires more than 50 percent of the issued share capital of Deutsche Bank AG and/or becomes entitled to exercise more than 50 percent of voting rights attributable to the issued share capital of Deutsche Bank AG. The Committee will determine, at its sole discretion, whether or not a Change of Control has occurred in accordance with this definition.
“Closing Price” means the closing price of DB Shares in the Xetra system as reported on Bloomberg (under “DBK GY”), or the closing price on such other exchange as determined by the Committee from time to time.
“Committee” means the Group Compensation Review Committee in normal circumstances but may alternatively be the Management Board or any committee or other entity or persons designated by the Management Board to act as the decisional body under this Plan. To the extent that matters are determined in relation to Awards made or to be made to members of the Management Board, the Committee means the Supervisory Board of DB or a duly authorised committee of the same.
“Compliance Department” means the DB Compliance Department.
“DB”, “Deutsche Bank”, or “DB Group” or “the Bank” means Deutsche Bank AG, including any division, business unit or Subsidiary of it where the context permits, and, to the extent provided below, any successor corporation or other company or individual into which Deutsche Bank AG is merged or consolidated or to which Deutsche Bank AG transfers or sells all, substantially all or a portion of its assets.
“DB Share” means a registered share of Deutsche Bank AG, as listed and traded on the Frankfurt Stock Exchange — Xetra or other authorised exchanges, or any other shares which may replace them from time to time.
“Delivery” means DB Shares forming all or part of an Award being held by the Nominee (on trust absolutely for the Participant or their Representative) or, if earlier, being transferred into the Participant’s (or their Representative’s) custody account. “Delivery Date” and “Delivered” shall be construed accordingly.
“Division(s)” means the primary operational business areas of DB, which include the core revenue generating areas and infrastructure and support areas, as established or adjusted by DB, in its discretion, from time to time. Each Division is divided into smaller operating business units.
“Group Compensation Review Committee” means the committee delegated by the Management Board to govern this Plan.
“Management Board” means the Management Board of Deutsche Bank AG (the Vorstand).
“Months Worked” mean the number of Whole Calendar Months from the Award Date to the Participant’s date of termination of employment with DB.
“New Hire Award” means an Award referred to as a New Hire Award in the Award Statement, usually being “buy-out”, “replacement” or “sign-on” awards granted or issued upon commencement of employment with DB.
“Nominee” means the party authorized to hold DB Shares on trust absolutely for a Participant following Vesting, being DB Group Services UK Ltd or such other party as may be appointed by the Committee from time to time.
“Notional DB Share” means a notional investment, the value of which fluctuates in accordance with fluctuations in the market value of DB Shares.

“Participant” means any person to whom an Award has been made under the terms and conditions of this Plan.
“Performance Condition” means a condition stated in the Award Statement for an Award or a Tranche of an Award which determines the extent to which that Award or Tranche will become capable of settlement.
“Plan” means this DB Compensation Plan, the DB Equity Plan as governed by these Plan Rules.
“Plan Administrator” means DB Group Services (UK) Limited or any other person or entity appointed by the Committee for the purpose of administering the Plan as referred to in Rule 3.1.
“Plan Rules” or “Rules” means this document which sets out the binding terms and conditions of the Plan (as amended from time to time pursuant to Rule 13).
“Proof of Certification” means any information deemed necessary by the Plan Administrator to confirm compliance with the terms and provisions of an Award or the basis on which an Award is granted, including, but not limited to: copies of tax returns and employment or payroll-related documentation.
“Proprietary Information” means any information conceived, discovered or created during or in consequence of the Participant’s employment with DB and which is not publicly available (other than as a result of the Participant’s action), including, without limitation, all financial or product information, business plans, client lists, compensation details or other confidential information, copyright, patent and design rights in any invention, design, discovery or improvement, model, computer program, system, database, formula or documentation.
“Representative” means, in the case of death or Total Disability, the Participant’s duly appointed beneficiary, legal representative or administrator, as applicable.
“Retention Award” means an Award referred to as a Retention Award in the Award Statement, usually being those Awards granted or issued outside of the annual compensation review process and not included as part of “Value To Employee” (VTE).
“Retirement” means, for the purposes of the Plan, retirement at pensionable age in accordance with the pension plan of which the Participant is a member.
“Subsidiary” means any company or other entity in which Deutsche Bank AG has a direct or indirect controlling interest or equity or ownership interest which represents more than fifty percent (50%) of the aggregate equity or ownership interest in such company or entity.
“Supervisory Board of DB” means the board that oversees and advises the Management Board in its management of the business.
“Total Disability” means the Participant being prevented by accidental bodily injury or illness from performing the majority of his assigned duties as determined in accordance with DB policy as certified by the Committee, at its sole discretion.
“Tranche” means a portion of an Award as detailed on the Award Statement, which may be subject to different provisions related to Vesting and/or Performance Conditions to other Tranches comprised within that Award.
“Vest” means, in the context of an Award or a Tranche of an Award, to be no longer subject to the forfeiture provisions contained in these Plan Rules, except for the restrictions in Rule 4.5(c), 4.5(d) and 5.3. “Vesting” and “Vested” shall be construed accordingly.
“Vesting Date” means the date or dates set forth in the Award Statement upon which some or all of an Award or Tranche will Vest or, if Vesting has been accelerated, on the date of Vesting determined in accordance with Rule 5.2 and/or Rule 10.
“Vesting Period” in relation to an Award or Tranche of an Award means the number of Whole Calendar Months between the Award Date and the Vesting Date (disregarding any acceleration of the Vesting Date under Rule 5.2 and/or Rule 10) of the Award or Tranche as applicable.
“Whole Calendar Months” in relation to the Vesting Period and Months Worked includes any month in which the Participant is employed by DB for one or more days.
2.2 Where the context permits, where an Award has been made in different Tranches, references to an Award shall be taken to refer to each Tranche separately,
2.3 Where the context permits, words in the singular shall include the plural and vice versa and words in the masculine shall include the feminine.
2.4 The headings in the Rules are for the sake of convenience only and should be ignored when construing the Rules.
3. Administration
Administration by the Plan Administrator: The Plan Administrator shall be responsible for the general operation and administration of the Plan in accordance with its terms and for carrying out the provisions of the Plan in accordance with such resolutions as may from time to time be adopted, or decisions made, by the Committee and shall have all powers necessary to carry out the provisions of the Plan.
4. Award
4.1 General: The Award represents a contingent right, subject to the terms and conditions in these Plan Rules, to receive DB Shares representing the Notional DB Shares following the Vesting Date.
4.2 Eligibility: Subject to the terms and conditions in these Plan Rules, the Committee may from time to time make Awards to such employees of DB as it shall select.
4.3 Level of Awards: Subject to this Rule 4, the Committee shall be entitled to make Awards, or permit Awards to be made by such other persons as they may determine, to such eligible employees and to such extent as it shall determine and on such dates as the Committee shall determine. An Award does not give a Participant a right to subscribe for unissued DB shares.
4.4 Award Statement: As soon as practicable after the date on which Awards are made, the Participant shall be issued an Award Statement in such form as the Committee shall determine in its absolute discretion.
4.5 Terms: Awards are subject to the following terms:
a)	Extent of Award: Participants are awarded Notional DB Shares as specified in the Award Statement. Unless stated otherwise in writing to the Participant the number of Notional DB Shares comprising the Award shall be determined by the Plan Administrator by dividing the Euro equivalent of the Award Value for the Participant by the average Closing Price per DB Share (on the Frankfurt Stock Exchange – Xetra) for the last ten trading days of the month prior to the month in which the Award is made. In the case of New Hire Awards the average Closing Price per DB Share for the last ten trading days up to and including the Award Date will be used. The Euro equivalent of the Award Value may be determined using an average FX rate over the same period, the closing FX rate on the last Frankfurt trading day of the year before the Award is made, or such other rate determined by the Committee, as shown on the Award Statement.

b)	Vesting Date: subject to Rules 5.2 and 10, the Vesting Date will be such date or dates as the Committee shall determine at the Award Date and will be stated on the Award Statement.

c)	Non transferable Awards: a Participant may not at any time before settlement in accordance with Rule 7 (whether before or after the Vesting Date) (i) transfer, assign, sell, pledge or grant to any person or entity any rights in respect of any Award made under this Plan, other than in the event of the death or Total Disability of the Participant; or (ii) enter into any transactions having the economic effect of hedging or otherwise offsetting the risk of price movements, or attempt to do so, with respect to all or part of their Notional DB Shares. Unless the Plan Administrator or the Committee decides otherwise, any breach of this Rule 4.5(c) will result in the forfeiture by the Participant of their Award without any claim for compensation by the Participant or any Representative.

d)	Performance Conditions: Awards or Tranches of Awards may be made subject to Performance Conditions as approved by the Committee at the time the Award is made. Any such conditions will be detailed in the Award Statement. The degree to which a Performance Condition is satisfied will determine the extent to which that Award or Tranche will become capable of settlement, and the degree to which the Performance Condition is satisfied must be determined before the Award or relevant part of the Award becomes capable of settlement

e)	Compliance: Once an Award has been distributed in accordance with Rule 7, any subsequent dealing in DB Shares by the Participant remains subject to the requisite Compliance Department approval.

f)	Settlement: Settlement shall take place in accordance with Rule 7.
4.6 Compliance: The making of any Award and its

settlement in accordance with Rule 7 is subject to any approvals or consents required under any applicable laws, regulations or governmental authority, the requirements of any exchange on which DB Shares are traded and any policy adopted by the Compliance Department.
4.7 Surrender of Award: A Participant may surrender an Award in whole or in part no later than 60 days before the first Vesting Date of the Award. Any Award surrendered shall be deemed never to have been made.
5. Impact of termination of employment
5.1 Termination resulting in continued vesting: Subject to the provisions, of Rule 5.4 (which apply to Retention Awards in certain circumstances) an Award will not be forfeited by reason of the termination of the Participant’s employment with DB and will continue to Vest) in accordance with the Award Statement (subject to the other provisions of these Rules, in particular the automatic forfeiture provisions of Rule 6), unless Rule 5.2 applies or unless the Committee determines otherwise, if the Participant’s employment with DB terminates for one of the following reasons:
a)	termination by DB without Cause;

b)	redundancy;

c)	Agreed Termination;

d)	the Participant ceases to be employed within the DB Group due to the sale or transfer outside of the DB Group of the DB business or Division in which the Participant worked but excluding a sale or transfer by which Deutsche Bank AG is merged or consolidated or transfers or sells substantially all of its assets;

e)	in relation to Annual Awards only, Retirement;

f)	Total Disability; or

g)	death, following production of the documentation necessary to establish this, as requested by the Plan Administrator.
5.2 Accelerated Vesting: If a Participant’s employment with DB terminates due to Total Disability or death, in accordance with Rule 5.1(f) or (g), the Participant’s Award will Vest in full as soon as practicable after the date of Total Disability or death, to the extent not previously Vested. Where an Award is subject to Performance Conditions the Committee may in these circumstances determine that the Performance Conditions shall be treated as fully satisfied on termination, but if they do not so determine the Award shall remain subject to satisfaction of the Performance Conditions.
5.3 Termination resulting in forfeiture: A Participant shall automatically forfeit without any claim for compensation by the Participant or any Representative in the following circumstances:
a)	Awards that have not been Delivered shall be automatically forfeited if, at any time prior to Delivery, the Participant’s employment with DB is terminated for Cause; or

b)	Awards that have not Vested shall be automatically forfeited without any claim for compensation if at any time prior to the Vesting Date the Participant voluntarily gives notice of termination of, or voluntarily terminates, their employment with DB for any reason, provided however, that Retirement shall not cause an automatic forfeiture of Annual Awards.
5. 4 Effect of termination on Retention Awards in certain circumstances: If the Participant’s employment with DB terminates for one of the reasons set forth in Rule 5.1(a) - (d) a portion of any Retention Award held by that Participant which has not Vested at the date of termination will continue to Vest in accordance with the provisions of Rule 5.1 and 5.2. The portion of the award which will continue to Vest will be the portion of the Award, which has not Vested multiplied by Months Worked since the Award Date, divided by the Vesting Period. This calculation shall be done on a Tranche by Tranche basis where the Award is divided into Tranches. The remaining portion of the Retention Award will be forfeited upon termination.
6. Automatic forfeiture
General forfeiture: During or following employment with DB, including following a termination set forth in Rule 5.1, a Participant shall automatically forfeit any Awards that have not Vested, without any claim for compensation by the Participant or any Representative if any of the following events or activities occurs at any time prior to the Vesting Date for that Award:
a)	the Participant directly or indirectly solicits or entices away, or endeavours to solicit or entice away any individual person who is employed or engaged by

DB and, if following the termination of the Participant’s employment, with whom the Participant has had business dealings during the course of their employment in the 12 months immediately prior to the termination date;

b)	the Participant solicits, directly or indirectly, any company or entity who was a customer or client of DB and, if following the termination of the Participant’s employment with whom the Participant has had business dealings during the course of their employment in the 12 months immediately prior to the termination date in order to provide (directly or indirectly) to such company or individual services similar to, competitive with, or intended to replace or serve as an alternative to, any or all of the services provided to such company or individual by DB;

c)	the Participant directly or indirectly obtains, uses, discloses or disseminates Proprietary Information to any other company, individual or entity or otherwise employs Proprietary Information, except as specifically required in the proper performance of the Participant’s duties for DB;

d)	the Participant acts in a manner that is prejudicial to DB’s reputation;

e)	the Participant or any Representative, is responsible for any act or omission that breaches the terms of any agreement into which the Participant has entered with DB, including any settlement or separation agreement or compromise agreement;

f)	the Participant fails to establish a valid brokerage or custodial account, in accordance with Rule 7.3;

g)	the Participant fails to provide, if asked, Proof of Certification, in accordance with Rule 7.5;

h)	during employment the Participant is responsible for acts or omissions which, whether known or not by DB or any other staff or any other employees of DB, would give rise to a right, on the part of DB to terminate the Participant’s employment for Cause.

i)	the participant engages in conduct that:
I.	breaches any applicable DB Group policy or procedure regarding: general accounting; application of accounting methodologies; approvals procedures; regulatory procedures or rules; or any other financial, or compliance matters (in each case which the Participant knew or reasonably should have known); or

II.	breaches any applicable laws or regulations imposed other than by DB Group which, if the relevant conduct is discovered after the Participant has ceased to be a DB employee, relates to a matter involving their duties for DB during the course of their employment, and which, in each such case of breach, is the subject of an internal investigation by DB or of an investigation by a regulatory or law enforcement body and which results in disciplinary measures or sanctions against the Participant or DB.
7.	Award Settlement

7.1	Time and manner of settlement: Provided an Award has not been forfeited, all restrictions (except for the restrictions in Rules 4.5(c), 4.5 (d) and 5.3) on the Award will automatically terminate on the Vesting Date. Subject to the provisions of this Rule 7, Delivery of the Award may be spread over ten business days, from and including the Vesting Date (or, if later, the date on which it is determined the extent to which the Performance Condition has been met), or such other number of days as determined by the Committee in its sole discretion, (whether by DB or a third party entity) by way of (each a “distribution”):
a)	the transfer of one DB Share for each Notional DB Share after the Vesting Date either to the Nominee to hold on trust absolutely for the Participant (but subject to the withholding provisions in Rule 7.4) before onward transfer to an approved account established by the Participant or directly into such account;

b)	if the operation of the Plan means that a Participant would be entitled to receive a fraction of one DB Share, that fraction will be settled in the manner the Plan Administrator in its sole discretion sees fit, including, but not limited to: (i) making a cash payment to the Participant equal to the cash value of the fraction of one DB Share; or (ii) offsetting the cash value of the fraction of one DB Share against an obligation or liability of the Participant under this Plan; or

c)	in the case of any changes to legislation including exchange control or regulatory treatment of DB or any present or future Participant, arising in relation to any Award following the Award Date, the Committee may decide that shares will not be transferred in accordance with Rule 7.1(a), but instead a cash payment will be made to the Participant through local payroll (instead of receiving DB Shares), calculated as set out below.
For Rule 7.1(c) the cash amount or value will be based on the price per share for each Notional DB Share equal to the average closing DB Share price (on the Frankfurt Stock Exchange – Xetra) on the first ten trading days, or such other number of days determined by the Committee in its sole discretion, of the month in which the Vesting Date occurs (or such other number of days as may be required in a particular location for regulatory or tax reasons) and converted using a foreign exchange rate reported on Bloomberg at close over the same period in which the Vesting Date occurs, or such other foreign exchange rate that the Committee or Plan Administrator deems appropriate.
Notwithstanding any of the above, no distribution or payment shall be made to any Participant in respect of an Award or portion of an Award for which the applicable Performance Condition has not been met.
7.2 Payment: Any cash payment will be made within a reasonable number of days but, in any event, no longer than 70 days following the Vesting Date, (or, if later, the date on which it has been determined the extent to which any applicable Performance Condition has been met) subject to local payroll cycles and procedures. DB will have the right to make and/or report any payment through the Participant’s employer, regardless of any adverse tax consequences this may cause to the Participant.
7.3 Custody/brokerage account: The Participant or any Representative must provide to DB, before the Vesting Date or such other date as identified by the Plan Administrator, details of their DB or E*Trade account to which any payment in the form of DB Shares or other securities is to be made in a form satisfactory to the Plan Administrator.
7.4 Tax and social security withholding: DB, the Plan Administrator, or any employing company may withhold such amount and make such arrangements as it considers necessary to meet any liability to taxation or social security contributions in respect of Awards. A distribution into a Participant’s custody account shall be net of any applicable taxes and social security requirements. Depending on the individual circumstances, if Participants change locations between the Award Date and settlement, distributions to Participants may become subject to multiple withholding taxes or double taxation. The Plan Administrator or Nominee may sell or reduce an appropriate portion of the DB Shares or other assets otherwise distributable to the Participant (or their representative or such other person to whom the distribution is made) and withhold sufficient sale proceeds to satisfy the withholding liability.
The Participant (or their Representative, if applicable) is responsible for reporting the receipt of income or the proceeds of any sale as a result of the operation of this Rule 7.4 or otherwise to the appropriate tax authority (except where DB is legally obliged to account for such reporting).
DB takes no responsibility (except where DB is legally required) as to the taxation or social security consequences of participating in the Plan and a Participant should therefore seek their own independent tax and social security advice.
7.5 Proof of Certification: If the Plan Administrator requests any Proof of Certification, the Participant must provide such Proof of Certification in a form satisfactory to the Plan Administrator within 30 days of the request (including Proof of Certification sufficient to determine the circumstances of any termination of the Participant’s employment with DB).
The Participant agrees that he must notify DB of any events which may result in the forfeiture of the Award or any part of it prior to any Delivery Date. Furthermore, the Participant agrees that he shall be deemed to warrant and undertake to DB on each Delivery Date that he has not acted in any way giving rise to general forfeiture pursuant to these Plan Rules at any time prior to the Relevant Delivery Date. If, contrary to Rule 6, the Participant derives any benefit, following the Delivery Date to which he is not entitled then DB shall be entitled to a full recovery of all benefits derived by the Participant wrongly in breach of the warranty and undertaking and/or for breach of Rule 6. This shall be without prejudice to any other rights which DB may have arising out of the act or omission giving rise to general forfeiture.
8. Participant confidentiality

In accordance with applicable law the Participant shall maintain their participation in the Plan in confidence both within and outside DB, and shall not disclose the provisions of the Plan or the amount of any Award made to the Participant under the Plan to any person or entity, except the Participant’s spouse or partner or their legal, tax and/or financial adviser or to the extent legally required to do so, without the prior authorisation of the Plan Administrator.
9. Transfer and assignment
In accordance with Rule 4.5(c), an Award is not transferable or assignable by the Participant.
Notwithstanding this, DB shall have the right to assign its contractual rights and/or obligations under this agreement in full or in part to any other member of the DB Group at its sole discretion without consent of the Participant.
10. Change of Control
Except as may otherwise be specified in a Participant’s Award Statement, on or before the occurrence of a Change of Control, the Committee shall have the discretion to determine whether none, some or all of the outstanding Awards will Vest (and the extent to which any Performance Conditions applicable to those Awards shall be treated as satisfied) and/or be settled as a result of the Change of Control, to the extent not already Vested.
11. Changes in capitalisation
If any change affects DB Shares on account of a merger, reorganisation, extraordinary stock dividend, stock split or similar changes which the Committee reasonably determines justifies adjustments to Awards, the Plan Administrator shall make such appropriate adjustments as are determined by the Committee to be necessary or appropriate to prevent enlargement or dilution of rights.
12. Committee’s decisions
12.1 General: The Committee will have full discretionary power to interpret and enforce the provisions of this Plan and to adopt such regulations for administering the Plan as it decides are necessary. All decisions made by the Committee pursuant to the Plan are final, conclusive and binding on all persons, including the Participants and the Bank.
12.2 Forfeiture and Vesting: The Committee shall have sole discretion, acting reasonably, to determine whether or not any of the events or activities set forth in Rule 5 and/or Rule 6 has occurred.
13. Amendment or termination of the Plan
13.1 Termination of Plan: The Committee may terminate the Plan at any time in its sole discretion. Termination of the Plan (as opposed to amendment of the Plan) would be without prejudice to the subsisting rights of Participants.
13.2 Amendment of Plan: The Committee may at any time amend, alter or add to all or any of the provisions of the Plan in any respect in its sole discretion, provided that the Committee cannot materially adversely affect a Participant’s existing Award without their prior written consent. For the avoidance of doubt no oral representation or statement made by any third party, including any manager, officer, or director of DB as to the interpretation, application or operation of this Plan or any Awards under it either generally or to any specific set of circumstances shall bind DB unless it is confirmed in writing by the Plan Administrator or Group Compensation Review Committee.
13.3 Termination of Awards: Subject to the provisions of Rule 5.1, the Committee may, in its sole discretion, decide at any time to replace an Award with an award of other assets (including cash) or to take such other steps as necessary or appropriate to prevent enlargement or dilution of rights.
14. General
14.1 No guarantee of benefits:
a)	The granting of an Award is at the sole discretion of the Committee. The Committee is not obligated to make any Award, or permit any Award to be made, in the future or to allow employees of DB to participate in any future or other compensation plan even if an Award has been awarded in one or more previous years.

b)	Nothing in these Plan Rules shall be construed as an obligation or a guarantee by DB, the Committee or the Plan Administrator with respect to the future value of an Award.

c)	Nothing contained in these Plan Rules shall

constitute a guarantee by DB that the assets of DB will be sufficient to pay any benefit or obligation hereunder. No Participant or any Representative shall have any right to receive a benefit under the Plan except in accordance with the terms of these Plan Rules.

d)	An Award and resulting “distribution” shall not (except as may be required by taxation law or other applicable law) form part of the emoluments of individuals or count as wages or remuneration for pension or other purposes.

e)	Any Participant who ceases to be an employee of DB as a result of the termination of their employment for any reason whatsoever, whether lawfully or unlawfully, shall not be entitled and shall be deemed irrevocably to have waived any entitlement by way of damages for breach of contract, or by way of compensation for loss of office or employment or otherwise to any sum, shares or other benefits to compensate him or her for the loss or diminution in value of any actual or prospective rights, benefits or any expectations in relation to any Award, the Plan or any instrument executed pursuant to it.
14.2 No enlargement of Participant rights: The establishment of the Plan and the making of the Award thereunder is entirely at the discretion of the Committee, shall not be construed as an employment agreement and shall not give any Participant the right to be retained in the employment of DB or to otherwise impede the ability of DB to terminate the Participant’s employment. No communications concerning the Award shall be construed as forming part of a Participant’s terms and conditions of employment or any employment agreement with DB.
14.3 Corporate successors: The Plan shall not be automatically terminated by a transfer or sale of assets of Deutsche Bank AG, or by its merger or consolidation into or with any other corporation or other entity, but the Plan or an equivalent equity incentive plan shall be continued after such sale, merger or consolidation subject to the agreement of the transferee, purchaser or successor entity. In the event that the Plan is not continued by the transferee, purchaser or successor entity, the Plan shall, terminate subject to the provisions of the Plan, including Rule 7 and Rule 13 and the Participant or any Representative shall have no further claim for compensation arising out of any such termination of the Plan.
14.4 Severability: The invalidity or non-enforceability of any one or more provisions of these Rules shall not affect the validity or enforceability of any other provision of these Rules, which shall remain in full force and effect.
14.5 Limitations on liability: Notwithstanding anything to the contrary in these Rules, neither DB, the Plan Administrator, nor any individual acting as an employee, agent or officer of DB or the Plan Administrator, shall be liable to any Participant, former employee or any Representative for any claim, loss, liability or expense incurred in connection with the Plan.
14.6 Claims by Participants: Any claim or action of any kind by a Participant or Representative with respect to benefits under the Plan or these Plan Rules, including any arbitration or litigation filed in a court of law, must be brought within one year from the date that settlement of a Participant’s Award was made or would have been made had such Award not been forfeited pursuant to these Rules, unless such a time restriction is barred or limited, or a different time restriction is imposed, by law by the jurisdiction in which the Participant is employed or was resident at the Vesting Date (notwithstanding Rule 17), in which case the limitation provided by such local law will apply.
14.7 No trust or fund Created: Neither the Plan nor any agreement made hereunder shall create or be construed as creating a trust or separate fund of any kind or a fiduciary relationship between DB and the Participants or any Representative. To the extent that any Representative acquired a right to receive payments from DB pursuant to a grant under the Plan, such right shall be no greater than the right of any unsecured general creditor of DB.
14.8 Data Protection: DB may collect and process various data that is personal to Participants (for example tax payer and social security identification numbers) for the purposes of administering the Plan, compliance with any requirement of law or regulation, and the prevention of crimes and malpractice. DB may disclose this data to its affiliates or service providers (including the Plan Administrator) in connection with the administration of the Plan. Some data processing may be done outside the European Economic Area (“EEA”) where laws and practices relating to the protection of personal data may be weaker than those within the EEA. In certain circumstances courts, law enforcement agencies or regulatory agencies within or outside the EEA may be entitled to access the data. Details of your rights concerning data, including rights of access to data and correction of inaccurate data, can be obtained from DB’s Data Protection Officer.
15. Entire understanding
These Plan Rules together with the Award Statement set forth the entire understanding of the parties with respect to the Award described on the Award Statement. Any agreement, arrangement or communication, whether oral or written, pertaining to the Award described in the Award Statement is hereby superseded and the foregoing Award shall be subject to the provisions of these Plan Rules. To the extent that there is any inconsistency between these Rules and the Award Statement or other communications, these Plan Rules shall prevail.
16. Notices
All notices or other communications with respect to these Plan Rules shall be in writing and shall be deemed to have been given or served if delivered in person or email or by facsimile transmission, or registered mail (return receipt requested, postage prepaid) to the parties at the following address (or at such other address for a party as shall be specified by like notice):
Plan Administrator
HR Reward
c/o DB Group Services (UK)
Limited 1 Great Winchester Street
London EC2N 2DB, United Kingdom
17. Applicable law and arbitration
Interpretation of these Plan Rules shall be governed by and construed in accordance with the laws of England and Wales to the exclusion of the rules on the conflict of laws. All disputes arising out of or in connection with this Award shall be subject to the exclusive jurisdiction of the courts of England and Wales.
The effective date of this document is 01 February 2009. As of this date, these Plan Rules apply to all awards granted under this Plan until Plan Rules issued with a later effective date which will supersede and replace these Plan Rules.

Schedule 1: Deutsche Bank Cash Plan
This schedule (“Schedule 1”) contains the rules of the DB Cash Plan and is usually applicable to employees in Brazil, Canada, Chile, China, Israel and South Africa. The rules of the DB Equity Plan apply to Awards granted under the DB Cash Plan, and such rules are incorporated herein, except as amended by this Schedule 1. If this DB Cash Plan is used to make an Award to a Participant who is subject to federal taxation in the United States of America, then references above to the Deutsche Bank Equity Plan shall be to that plan as amended by Schedule 2.
1. Definitions
The definition of “Award” in Rule 2 is replaced with the following definition:
“Award” means the award of a contingent right to an amount of cash calculated in accordance with this Plan.
The definition of “Plan” in Rule 2 is replaced with the following definition:
“Plan” means the DB Cash Plan as governed by the Plan Rules, except as amended by this Schedule 1.”
2. Award Rule 4.1 is replaced with the following:
“4.1 General: The Award represents a contingent right, subject to the terms and conditions in the Plan Rules, as amended by this Schedule 1, to receive a cash payment equal to the value of the Notional DB Shares on the Vesting Date (calculated pursuant to Rule 7, as amended by this Schedule 1). An Award will not give a Participant any right to DB Shares.”
3. Award Settlement
3.1 Rule 7.1 is replaced with the following provision:
“7.1 Time and Manner of Settlement: Subject to Rules 7.4 and 7.5, and provided the Award has not been forfeited, all restrictions on the Award will automatically terminate on the Vesting Date (except for the restrictions in Rules 4.5(c), 4.5(d) and 5.3). As soon as administratively practicable following the Vesting Date but, in any event, no longer than 70 days after the Vesting Date (or, if later, the date on which it is determined the extent to which any applicable Performance Condition has been met), the Award shall be settled by way of a cash payment to the Participant via local payroll (a “distribution”), of an amount based on the price per share for each Notional DB Share equal to the average closing DB Share price (on the Frankfurt Stock Exchange — Xetra) on the first ten trading days of the month in which the Vesting Date occurs (or such other number of days as may be required in a particular location for regulatory or tax reasons) and converted using a foreign exchange rate reported on Bloomberg at close on the Vesting Date, or such other foreign exchange rate that the Committee or Plan Administrator deems appropriate.”
3.2 Rule 7.3 is replaced with the following provision:
“7.3 Bank Account: All cash payments will be made via payroll to the Participant’s last known bank account (or such other bank account notified to payroll by the Participant).”

Schedule 2: United States of America
This schedule (“Schedule 2”) modifies the provisions of the Deutsche Bank Equity Plan, as such may be amended from time to time (the “Plan”). The provisions of this Schedule 2 (i) apply only with respect to Participants who are subject to federal taxation in the United States of America and (ii) supersede any contrary provisions contained in the Plan or any Award Statement issued thereunder.
Except as expressly modified herein, all terms and conditions of the Plan are incorporated into this Schedule 2 as if first set forth herein. Any capitalized terms contained but not defined in this Schedule 2 shall have the meaning provided in the Plan.
Effective from and after the date hereof, and pursuant to its authority under Rule 13.2 of the Plan, the Committee hereby amends the Plan with the intent that the Plan be compliant with Section 409A and Section 457A as follows:
1. Definitions
The following definitions are added to Rule 2.1 of the Plan:
“Disability” means the Participant being prevented by accidental bodily injury or illness from performing the majority of his assigned duties as determined in accordance with DB policy as certified by the Committee, in its sole discretion.
“Qualifying Plan Termination” means a termination of the Plan pursuant to which acceleration of the time and form of payment or distribution is permitted under Section 409A.
“Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and any regulations promulgated or U.S. Treasury Department or U.S. Internal Revenue Service guidance issued thereunder, as may be in effect from time to time.
“Section 457A” means Section 457A of the U.S. Internal Revenue Code of 1986, as amended, and any regulations promulgated or U.S. Treasury Department or U.S. Internal Revenue Service guidance issued thereunder, as may be in effect from time to time.
The definition of “Retirement” in Rule 2.1 is replaced with the following provision:
“Retirement” means, for the purposes of the Plan, the actual date of retirement by a Participant, on or after age 65, or retirement as a result of a Total Disability
The definition of “Total Disability” in Rule 2.1 is replaced with the following provision:
“Total Disability” means either (a) a medically determinable physical or mental impairment (i) that can be expected to either (1) result in death or (2) last for a continuous period of not less than 12 months and (ii) as a result of which the Participant either (1) becomes unable to engage in any substantial gainful activity or (2) receives income replacement benefits for a period of not less than 6 months under a long-term disability plan covering employees of DB; or (b) the Participant is deemed Totally Disabled and eligible to receive disability benefits from the US Social Security Administration
2. Administration
The following Rule 3.2 is added to Rule 3 of the Plan:
Section 409A: The Plan and any Award Statement are intended to comply with Section 409A and shall be interpreted, operated and administered accordingly; provided, that, for purposes of the foregoing, references to a term or event (including any authority or right of DB or a Participant) being “permitted” under Section 409A shall mean that the term or event will not cause the Award to be subject to taxation under Section 409A.
3. Impact of termination of employment
Rule 5.1(f) and (g) is replaced with the following:
or (g) a Disability other than a Total Disability.
Rule 5.2 is hereby replaced with the following:
Accelerated Vesting: If a Participant’s employment with DB terminates due to Total Disability or death, the Participant’s Award will Vest in full, to the extent not previously Vested, and be distributed in accordance with Rule 7.1.
Notwithstanding anything to the contrary in this Schedule 2, the Plan or any Award Statement, the time of any payment or distribution may be accelerated as a result of a Participant suffering an “unforeseeable emergency”, as set forth in and in accordance with Section 409A.
Notwithstanding anything to the contrary in the Plan or any Award Statement, neither the Committee nor the Plan Administrator shall have the discretion to accelerate the distribution of an Award except as expressly provided in this Schedule 2.
4. Award Settlement
At the end of Rule 7.2 the following paragraph has

been added:
Notwithstanding anything to the contrary in this Schedule 2, the Plan or any Award Statement, any payment or distribution due hereunder or thereunder shall be made on a date no later than (i) the end of the calendar year in which the Vesting Date associated with such payment occurs or (ii) if later, the fifteenth day of the third calendar month following such Vesting Date.
5. Change of Control
Awards will Vest and be distributed as provided in the Plan; provided, that notwithstanding anything to the contrary in the Plan or any Award Statement:
Rule 10 will be replaced with the following:
In the event of a Change of Control prior to the Vesting Date, the Committee may determine in its sole discretion that all or a portion (including none) of the Participant’s unvested Award shall Vest or shall Vest at any time thereafter (and the extent to which any Performance Conditions applicable to those Awards shall be treated as satisfied, provided that Rule 6 shall in any case continue to apply), and any such portion of the Award that shall have Vested shall be distributed on the date on which it would have been distributed if the Change of Control had not occurred;
6. Committee’s decisions
Rule 12.2 will be replaced with the following:
Forfeiture and Vesting: Subject to the requirements of Section 409A, the Committee shall have sole discretion, acting reasonably, to determine whether or not any of the events or activities set forth in Rule 5 and/or Rule 6 has occurred.
7. Amendment or Termination of the Plan
Awards will Vest and be distributed as provided in the Plan; provided, that notwithstanding anything to the contrary in the Plan or any Award Statement:
Rule 13.1 will be replaced with the following:
Termination of Plan: The Committee may terminate the Plan at any time at its sole discretion. In the event of a Qualifying Plan Termination prior to the Vesting Date, any outstanding Awards shall become fully Vested (and the Committee shall determine the extent to which any Performance Conditions shall be treated as satisfied) and shall be distributed to the Participant within a reasonable time following the date of such Qualifying Plan Termination and thereafter the Participant shall cease to have any rights under the Plan or with respect to any Award. In the event of a Plan termination other than a Qualifying Plan Termination prior to the Vesting Date, any outstanding Awards shall continue to Vest and be paid or distributed, if at all, on the date on which it would have otherwise would have Vested and been paid or distributed, if at all, if the Plan had not been terminated, and thereafter the Participant shall cease to have further rights under the Plan or with respect to any Award.
Rule 13.2 and 13.3 will be replaced with the following:
13.2 Amendment of Plan: Subject to the requirements of Section 409A, the Committee may at any time amend, alter or add to all or any of the provisions of the Plan in any respect in its sole discretion, provided that the Committee cannot materially adversely affect a Participant’s existing Award without their prior written consent. For the avoidance of doubt no oral representation or statement made by any third party, including any manager, officer, or director of DB as to the interpretation, application or operation of this Plan or any Awards under it either generally or to any specific set of circumstances shall bind DB unless it is confirmed in writing by the Plan Administrator or Group Compensation Review Committee.
13.3 Termination of Awards: Subject to the requirements of Section 409A and the provisions of Rule 5.1, the Committee may, in its sole discretion, decide at any time to replace an Award with an award of other assets (including cash) or to take such other steps as necessary or appropriate to prevent enlargement or dilution of rights.
8. General
Rule 14.3 will be replaced with the following:
14.3 Corporate successors: The Plan shall not be automatically terminated by a transfer or sale of assets of Deutsche Bank AG, or by its merger or consolidation into or with any other corporation or other entity, but the Plan or an equivalent equity incentive plan shall be continued after such sale, merger or consolidation subject to the agreement of the transferee, purchaser or successor entity. In the event that the Plan is not continued by the transferee, purchaser or successor entity, the Plan shall , subject to and in accordance with the requirements of Section 409A, terminate subject to the provisions of the Plan, including Rule 7 and Rule 13 and the Participant or any Representative shall have no further claim for compensation arising out of any such termination of the Plan.

Schedule 3: Germany [Omitted — not relevant to U.S.]

Schedule 4: France [Omitted — not relevant to U.S.]

Schedule 5: Private Client Services Wealth Creation and Retention Program
1.	Effect and Purpose of Schedule 5

1.1	This Schedule (“Schedule 5”) to the Deutsche Bank Equity Plan, which may be amended from time to time (the “Plan”), contains the terms regarding the Private Client Services (“PCS”) Wealth Creation & Retention Award (as defined below). For the avoidance of doubt, to the extent that Participants receive a PCS Wealth Creation & Retention Award, this Schedule 5 shall, notwithstanding Rule 15 of the Plan, supersede any contrary provisions contained in the Plan or any Award Statement issued thereunder.

1.2	Except as expressly stated in this Schedule 5, all terms and conditions of the Plan are incorporated into this Schedule 5 as if first set forth herein. Any capitalized terms contained but not defined in this Schedule 5 shall have the meaning provided in the Plan.

1.3	Where an Award is granted under this Schedule 5 to a Participant who is also subject to Federal Taxation in the United States of America, the terms of the Plan amended by this Schedule 5 shall be the terms of the Plan as first amended by Schedule 2 (United States of America).

1.4	Effective from and after the date hereof, and pursuant to its authority under Rule 13.2 of the Plan, in respect of PCS Wealth Creation & Retention Awards, the Committee hereby amends the Plan as follows:

2	Definitions

2.1	The definition of “Retention Award” in Rule 2.1 of the Plan is deemed replaced in its entirety with the following definition:

“Retention Award” means any Award referred to as a PCS Wealth Creation & Retention Award in the Award Statement, being an award granted or issued outside the annual compensation review process.

2.2	The following definitions are added to Rule 2.1 of the Plan:

“Career Retirement” means, in relation to PCS Wealth Creation & Retention Awards only, voluntary termination of employment by the Participant who has completed a minimum of 10 years of continuous service with Deutsche Bank AG and who is at least 55 years of age and is a Retirement from the securities industry

“Eligible Accounts” means any existing accounts and any other accounts evidencing a change by an existing account in its account category within DBSI but not a change in beneficial ownership

“Participant” means, revenue producers within PCS who achieve the minimum gross production level as indicated in the respective year’s program summary.

“Retirement from the securities industry” means, voluntary termination of employment by the Participant who transitions their Eligible Accounts to another PCS Client Advisor by the point of termination of the participant’s employment with DB and who intends to permanently leave the securities industry.
2.3 The definition of “Retirement” in Rule 2.1 of the Plan is deemed replaced in its entirety with the following definition:
“Retirement” means, for the purposes of the Plan, the actual date of retirement by a Participant, on or after age 65, or retirement as a result of a Total Disability.

3.	Impact of termination of employment

3.1	Rule 5.1 of the Plan is deemed replaced in its entirety with the following:
“5.1 Termination resulting in continued vesting: Subject to the provisions of Rule 5.4 (which applies to Retention Awards in certain circumstances) an Award will not be forfeited by reason of the termination of the Participant’s employment with DB and will continue to Vest in accordance with the Award Statement (subject to the other provisions of these Rules, in particular the automatic forfeiture provisions of Rule 6), unless Rule 5.2 applies or unless the Committee determines otherwise, if the Participant’s employment with DB terminates for one of the following reasons:
a)	termination by DB without Cause;

b)	redundancy;

c)	Agreed Termination;

d)	the Participant ceases to be employed within the DB Group due to the sale or transfer outside of the DB Group of the DB business or Division in which the Participant worked but excluding a sale or transfer by which Deutsche Bank AG is merged or consolidated or transfers or sells substantially all of its assets;

e)	in relation to Annual Awards only, Retirement;

f)	Career Retirement;

g)	Total Disability; or

h)	death, following production of the documentation necessary to establish this, as requested by the Plan Administrator.”

3.2	Rule 5.2 of the Plan is deemed replaced in its

entirety with the following:
“5.2 Accelerated Vesting: If a Participant’s employment with DB terminates due to Total Disability or death, in accordance with Rule 5.1(g) or (h), the Participant’s Award will Vest in full as soon as practicable after the date of Total Disability or death, to the extent not previously Vested. Where an Award is subject to Performance Conditions the Committee may in these circumstances determine that the Performance Conditions shall be treated as fully satisfied on termination, but if they do not so determine the Award shall remain subject to satisfaction of the Performance Conditions.”
3.3	Rule 5.3 of the Plan is deemed replaced in its entirety with the following:

“5.3 Termination resulting in forfeiture: A Participant shall automatically forfeit without any claim for compensation by the Participant or any Representative in the following circumstances:

a)	Awards that have not been Delivered shall be automatically forfeited if, at any time prior to Delivery, the Participant’s employment with DB is terminated for Cause; or

b)	Awards that have not Vested shall be automatically forfeited without any claim for compensation if at any time prior to the Vesting Date the Participant voluntarily gives notice of termination of, or voluntarily terminates, his or her employment with DB for any reason, other than for Retirement or Career Retirement. “

4.	Automatic forfeiture
The following Rule is added to Rule 6 of the Plan:
j)	the Participant provides, either directly or indirectly, on his or her own behalf or in the service of or on behalf of others, as an officer, employee, consultant, partner, independent contractor, fiduciary, or in any other capacity, whether remunerated or not, services in the securities industry similar to, related to, competitive with, or intended to replace or serve as an alternative to, any or all of the services provided by the Participant or DB’s PCS division during Participant’s employment with DB; except this Rule 6 (j) shall not apply after a Participant’s termination by DB for one of the reasons set forth in Rule 5.1(a) — (d).